                                                                    EXHIBIT 99.2



[INFOSYS LOGO]



Infosys Technologies Limited
Electronics City, Hosur Road
Bangalore - 561 229, India.
Tel. : 91-80-852 0261
Fax : 91-80-852 0362

                                                                  April 10, 2002

Dear member,

You are cordially invited to attend the twenty-first Annual General Meeting of the members on Saturday, June 08, 2002 at 3.00 p.m. at the J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore 560 012, India.

The notice for the meeting containing the proposed resolutions is enclosed herewith.

If you need special assistance at the Annual General Meeting because of a disability, please contact the Office of the Director - Finance &
Administration, Infosys Technologies Limited, Electronics City, Bangalore - 561 229, India (Tel.: +91-80-852 0396).

Very truly yours,


/S/ N. R. NARAYANA MURTHY
-----------------------------
N. R. Narayana Murthy
Chairman and Chief Mentor

Encl.

                                     NOTICE

Notice is hereby given that the twenty-first Annual General Meeting of the members of Infosys Technologies Limited will be held on Saturday, June 08, 2002, at 3.00 p.m. at the J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore - 560 012, India, to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Balance Sheet as at March 31, 2002 and the Profit & Loss Account for the year ended on that date and the Report of the Directors and the Auditors thereon.

2.   To declare a final dividend.

3. To appoint a director in place of Mr. Nandan M. Nilekani who retires by rotation and, being eligible, offers himself for re-election.

4. To appoint a director in place of Mr. Philip Yeo who retires by rotation and, being eligible, offers himself for re-election.

5. To appoint a director in place of Mr. K. Dinesh who retires by rotation and, being eligible, offers himself for re-election.

6. To appoint a director in place of Mr. T. V. Mohandas Pai who retires by rotation and, being eligible, offers himself for re-election.

7. To appoint a director in place of Mr. Phaneesh Murthy who retires by rotation and, being eligible, offers himself for re-election.

8.   To appoint Auditors to hold office and to fix their remuneration.

SPECIAL BUSINESS

9. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

     "RESOLVED THAT in accordance with the provisions of Sections 198, 269, 309 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, the consent of the Company be and it is hereby accorded to the reappointment of Mr. N. R. Narayana Murthy as Chairman and Chief Mentor for a period of five years with effect from May 01, 2002, on the terms and conditions as set out in the draft agreement to be executed by Mr. N. R. Narayana Murthy, (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year during the aforesaid period), submitted to this meeting and for identification initialed by the Company Secretary, with liberty to the Board of Directors, to alter, vary and modify the terms of the said reappointment/remuneration including salary, performance bonus, allowances and perquisites in such a manner as may be agreed to between the Board of Directors and Mr. N. R. Narayana Murthy within and in accordance with and subject to the limits prescribed in Schedule XIII to the Companies Act, 1956, or any amendment or any statutory modifications thereto and conditions, if any, as may be stipulated by the Central Government and as may be agreed to accordingly between the Board of Directors and Mr. N. R. Narayana Murthy.

     RESOLVED FURTHER THAT notwithstanding anything herein above stated where in any financial year closing on and after April 1, 2002, the Company incurs a loss or its profits are inadequate, the Company shall pay to Mr. N. R. Narayana Murthy remuneration by way of salary, performance bonus and other allowances not exceeding a sum of Rs. 12,33,480 per annum or Rs. 1,02,790 per month and in addition thereto the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration."

10. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

     "RESOLVED THAT in accordance with the provisions of Sections 198, 269, 309 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, the consent of the Company be and it is hereby accorded to the reappointment of Mr. Nandan M. Nilekani as Chief Executive Officer, President and Managing Director for a period of five years with effect from May 01, 2002, on the terms and conditions as set out in the draft agreement to be executed by Mr. Nandan M. Nilekani, (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year during the aforesaid period), submitted to this meeting and for identification initialed by the Company Secretary with liberty to the Board of Directors, to alter, vary and modify the terms of the said reappointment/remuneration including salary, performance bonus, allowances and perquisites in such a manner as may be agreed to between the Board of Directors and Mr. Nandan M. Nilekani within and in accordance with and subject to the limits prescribed in Schedule XIII to the Companies Act, 1956, or any amendment or any statutory modifications thereto and conditions if any, as may be stipulated by the Central Government and as may be agreed to accordingly between the Board of Directors and Mr. Nandan
     M. Nilekani.

     RESOLVED FURTHER THAT notwithstanding anything herein above stated where in any financial year closing on and after April 1, 2002, the Company incurs a loss or its profits are inadequate, the Company shall pay to Mr. Nandan M. Nilekani remuneration by way of salary, performance bonus and other allowances not exceeding a sum of Rs. 12,33,480 per annum or Rs. 1,02,790 per month and in addition thereto the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration."

11. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

     "RESOLVED THAT in accordance with the provisions of Sections 198, 269, 309 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, the consent of the Company be and it is hereby accorded to the reappointment of Mr. K. Dinesh as a Whole-time Director for a period of five years with effect from May 01, 2002, on the terms and conditions as set out in the draft agreement to be executed by Mr. K. Dinesh, (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year during the aforesaid period), submitted to this meeting and for identification initialed by the Company Secretary with liberty to the Board of Directors, to alter, vary and modify the terms of the said reappointment/remuneration including salary, performance bonus, allowances




                                      (i)
     and perquisites in such a manner as may be agreed to between the Board of Directors and Mr. K. Dinesh within and in accordance with and subject to the limits prescribed in Schedule XIII to the Companies Act, 1956, or any amendment or any statutory modifications thereto and conditions if any, as may be stipulated by the Central Government and as may be agreed to accordingly between the Board of Directors and Mr. K. Dinesh.

     RESOLVED FURTHER THAT notwithstanding anything herein above stated where in any financial year closing on and after April 1, 2002, the Company incurs a loss or its profits are inadequate, the Company shall pay to Mr. K. Dinesh remuneration by way of salary, performance bonus and other allowances not exceeding a sum of Rs. 12,33,480 per annum or Rs. 1,02,790 per month and in addition thereto the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration."

12. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

     "RESOLVED THAT in accordance with the provisions of Sections 198, 269, 309 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, the consent of the Company be and it is hereby accorded to the reappointment of Mr. S. D. Shibulal as a Whole-time Director for a period of five years with effect from January 10, 2002, on the terms and conditions as set out in the draft agreement to be executed by Mr. S. D. Shibulal, (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year during the aforesaid period), submitted to this meeting and for identification initialed by the Company Secretary, with liberty to the Board of Directors, to alter, vary and modify the terms of the said reappointment/remuneration including salary, performance bonus, allowances and perquisites in such a manner as may be agreed to between the Board of Directors and Mr. S. D. Shibulal within and in accordance with and subject to the limits prescribed in Schedule XIII to the Companies Act, 1956, or any amendment or any statutory modifications thereto and conditions if any, as may be stipulated by the Central Government and as may be agreed to accordingly between the Board of Directors and Mr. S. D. Shibulal.

     RESOLVED FURTHER THAT notwithstanding anything herein above stated where in any financial year closing on and after April 1, 2002, the Company incurs a loss or its profits are inadequate, the Company shall pay to S. D. Shibulal remuneration by way of salary, performance bonus and other allowances not exceeding a sum of Rs. 12,33,480 per annum or Rs. 1,02,790 per month and in addition thereto the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration."

13. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

     "RESOLVED THAT Mr. Claude Smadja, who was co-opted as an Additional Director of the Company by the Board of Directors, and who holds office under Section 260 of the Companies Act, 1956, until the date of the Annual General Meeting and in respect of whom the Company has received a notice in writing proposing his candidature for the office of a Director, be and is hereby appointed as a director of the Company, liable to retire by rotation."

14. To consider and, if thought fit, to pass with or without modifications as a special resolution the following:

     "RESOLVED THAT in accordance with the FEMA (Transfer of Issue of Security by a Person Resident outside India) Regulations, 2000 or any other applicable law, and subject to the approval of the Central Government and Reserve Bank of India if required, the consent of the Company be and it is hereby accorded for investment by Foreign Institutional Investors, in the equity share capital of the Company, either by direct investment or by purchase or otherwise by acquiring from the market under portfolio investment scheme on repatriation basis, upto 100% of the paid-up equity share capital of the Company or such other limit as may be prescribed from time to time by the Central Government and/or Reserve Bank of India or any other related authority.

     RESOLVED FURTHER THAT the Board be and it is hereby authorized to do all such acts, deeds, matters and things as may be necessary, proper or expedient for the purpose of giving effect to this resolution and for matters connected therein or incidental thereto"



                                      (ii)

NOTES:

1. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 is annexed hereto.

2. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend the meeting and the proxy need not be a member of the Company. Under the Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. A proxy may not vote except in a poll.

3. The instrument appointing the proxy should be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the meeting.

4. Members/proxies should bring duly filled Attendance Slips sent herewith for attending the meeting.

5. The Register of Directors' shareholdings, maintained under Section 307 of the Companies Act, 1956, is available for inspection by the members at the Annual General Meeting.

6. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, is available for inspection by the members at the Registered Office of the Company.

7. The Register of Members and Share Transfer Books will remain closed from May 24, 2002 to June 08, 2002 both days inclusive.

8. The certificate from the Auditors of the Company certifying that the Company's 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 and in accordance with the resolution of the members in the general meeting is available for inspection by the members at the Annual General Meeting.

 9. Subject to the provisions of Section 206A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be payable on or after June 08, 2002 to those members whose names appear in the Register of Members as on May 24, 2002, subject to deductions of tax, if any.

10. Members whose shareholding are in the electronic mode are requested to direct change of address notifications and updations of Savings Bank Account details to their respective Depositary Participants.

11. Members are requested to address all correspondences, including dividend mandates, to the Registrar and Share Transfer Agents - Karvy Consultants Limited, T. K. N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore - 560 004, India.

12. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with Mr. V. Balakrishnan, Company Secretary and Vice President - Finance at the Company's registered office for further particulars. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 205 A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund. In the course of the next 12 months, unclaimed interim and final dividends for the year 1995-96 will be transferred to this fund.

13. Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends. This notice includes an ECS Mandate Form for the benefit of members desiring to receive dividends through the ECS mode.

EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956.

ITEMS 9, 10 & 11

Items 9, 10 and 11 pertain to the resolutions seeking the approval of the members in general meeting for reappointing Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh as the Chairman and Chief Mentor, Chief Executive Officer, President and Managing Director and Whole-time Director of the Company, respectively.

I.   MR. N. R. NARAYANA MURTHY & MR. NANDAN M. NILEKANI:

     Mr. N. R. Narayana Murthy and Mr. Nandan M. Nilekani were appointed, the Chairman and Chief Executive, Officer and the Managing Director, President and Chief Operating Officer of the Company respectively for a term of five years expiring on April 30, 2002. As part of the initiative to create an enduring leadership for the Company, the Board of Directors of the Company in its meeting held on January 10, 2002, re-designated Mr. N. R. Narayana Murthy as the Chairman and Chief Mentor and Mr. Nandan M. Nilekani as the Chief Executive Officer, President and Managing Director of the Company. These changes took effect on March 31, 2002. The Board of Directors of the Company, at its meeting held on April 10, 2002, reappointed Mr. N. R. Narayana Murthy as Chairman and Chief Mentor and Mr. Nandan M. Nilekani as Chief Executive Officer, President and Managing Director of the Company, for a period of five years with effect from May 1, 2002 on the terms and conditions mentioned in the Abstract of the Terms of Appointment of Mr. N.
     R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. K. Dinesh and Mr. S. D. Shibulal, dated April 10, 2002 and circulated to the members of the Company pursuant to Section 302 of the Companies Act 1956 (the "Abstract of the Terms of Appointment" and which is also reproduced below). The reappointment of Mr. N. R. Narayana Murthy and Mr. Nandan M. Nilekani are subject to the approval of the members in the General Meeting.

II.  MR. K. DINESH:

     Mr. K. Dinesh was appointed, a Whole-time Director of the Company for a term of five years expiring on April 30, 2002. The Board of Directors of the Company, at its meeting held on April 10, 2002, reappointed Mr. K. Dinesh as a Whole-time Director of the Company, for a period of five years with effect from May 1, 2002 on the terms and conditions mentioned in the Abstract of the Terms of Appointment. Mr. K. Dinesh's reappointment is subject to the approval of the members in General Meeting.



                                     (iii)

     The copies of relevant resolutions of the Board/Company in respect of appointments of the above-mentioned persons are available for inspection by the members at the Registered Office of the Company during working hours on any working day till the date of this Annual General Meeting. No other director except Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr.
     K. Dinesh may be considered as interested or concerned in the resolutions. The Abstract of the Terms of Appointment is reproduced below:

ABSTRACT OF THE TERMS OF APPOINTMENTS OF MR. N. R. NARAYANA MURTHY AS CHAIRMAN AND CHIEF MENTOR; MR. NANDAN M. NILEKANI AS CHIEF EXECUTIVE OFFICER, PRESIDENT AND MANAGING DIRECTOR; AND MR. K. DINESH AS WHOLE-TIME DIRECTOR OF INFOSYS TECHNOLOGIES LIMITED, ISSUED TO THE MEMBERS OF THE COMPANY PURSUANT TO SECTION 302 OF THE COMPANIES ACT, 1956:


As part of the initiative to create an enduring leadership for the Company, the Board of Directors, at its meeting held on January 10, 2002, re-designated Mr.
N. R. Narayana Murthy as the Chairman and Chief Mentor and Mr. Nandan M. Nilekani as the Chief Executive Officer, President and Managing Director of the Company. These changes took effect on March 31, 2002. The Board of Directors, at its meeting held on April 10, 2002, reappointed Mr. N. R. Narayana Murthy as Chairman and Chief Mentor; Mr. Nandan M. Nilekani as Chief Executive Officer, President and Managing Director; and Mr. K. Dinesh as Whole-time Director of the Company, for a period of five years with effect from May 1, 2002. The reappointment of Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh and the terms of their reappointment are subject to the approval of the members in general meeting, pursuant to the provisions of Sections 198, 269, 309, Schedule XIII and other applicable provisions of the Companies Act, 1956. The terms and conditions of their appointments are as follows:

1.   Period of appointment: May 1, 2002 to April 30, 2007.

2.   Details of remuneration:

     a)   Salary per month:

          Mr. N. R. Narayana Murthy  Rs. 70,300 p.m.   in the scale of Rs. 30,000 - Rs. 80,000 p.m.
          Mr. Nandan M. Nilekani     Rs. 70,300 p.m.   in the scale of Rs. 30,000 - Rs. 80,000 p.m.
          Mr. K. Dinesh              Rs. 70,300 p.m.   in the scale of Rs. 30,000 - Rs. 80,000 p.m.

     b)   Performance bonus:

     Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh, shall be entitled to performance bonus based on their performance or based on their value addition to the Company, up to a maximum of 25% of salary, payable quarterly or at other intervals as may be decided by the Board.

     c)   Company Performance-Linked Incentive:

     Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh shall be eligible for a Company Performance-Linked Incentive, payable quarterly or at other intervals as may be decided by the Board.

     d)   Perquisites and allowances:

          (i) Housing: Furnished/unfurnished residential accommodation or house rent allowance at 40% of salary in lieu thereof. Expenses incurred on gas, electricity, water and furnishings shall be valued as per Income Tax Rules, 1962.

          (ii) Medical reimbursement/allowance: Reimbursement of actual expenses for self and family and/or allowances will be paid as per the rules of the Company.

          (iii) Leave travel concession/allowance: For self and family once in a year, in accordance with the rules of the Company.

          (iv)    Club fees: Fees payable subject to a maximum of two clubs.

          (v)     Personal accident insurance: As per the rules of the Company.

          (vi) Provision of driver/Allowance for driver's salary: As per the rules of the Company.

          (vii) Company car and telephone: Expenses in relation to use of Company car and telephone for official purposes.

     e)   Other benefits:

          (i)     Earned/privilege leave: As per the rules of the Company.

          (ii) Company's contribution to provident fund and superannuation fund: As per the rules of the Company.

          (iii)   Gratuity: As per the rules of the Company.

          (iv)    Encashment of leave: As per the rules of the Company.

     The aggregate of the salary, performance bonus, Company performance-linked incentive, perquisites and allowances, and other benefits taken together in respect of payment to Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh, shall always be subject to the overall ceilings laid down in Sections 198 and 309 of the Companies Act, 1956.

     f)    Minimum remuneration

     Where in any financial year, during the currency of tenure of Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh, the Company incurs a loss or its profits are inadequate, the Company may pay them remuneration by way of salary, performance bonus, perquisites and allowances not exceeding the limits as specified below:

          Mr. N. R. Narayana Murthy   Rs. 12,33,480 p.a.     or      Rs. 1,02,790 p.m.
          Mr. Nandan M. Nilekani      Rs. 12,33,480 p.a.     or      Rs. 1,02,790 p.m.
          Mr. K. Dinesh               Rs. 12,33,480 p.a.     or      Rs. 1,02,790 p.m.



                                      (iv)
     and in addition the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

3. Termination: The Agreement may be terminated by either party by giving six months notice, in writing, of such termination. If, at any time, Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh cease to be directors of the Company for any cause whatsoever, the agreement shall forthwith be terminated.

4. Duties: Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani and Mr. K. Dinesh shall perform such duties as may from time to time be entrusted to them, subject to the superintendence and control of the Board of Directors.

ITEM 12

Mr. S. D. Shibulal was appointed as a Whole-time Director of the Company for a term of five years expiring on January 09, 2002. Mr. S. D. Shibulal has since been reappointed as a Whole-time Director of the Company, for a further period of five years with effect from January 10, 2002 on the terms and conditions mentioned in the Abstract of the Terms of Appointment. Mr. S. D. Shibulal's reappointment is subject to the approval of the members in General Meeting.


Further, in view of the Company's business requirements, the Board of Directors, at its meeting held on April 10, 2002, resolved that Mr. S. D. Shibulal will be based in U.S.A., from April 14, 2002. Accordingly, the Board of Directors resolved that for the period between January 10, 2002 and April 13, 2002, Mr. S.
D. Shibulal's reappointment as Whole-time Director shall be on the same terms and conditions as was approved by the Company in the General Meeting held on June 7, 1997 (except Clause 2 (f) in the Abstract) and effective April 14, 2002, Mr. S. D. Shibulal's reappointment as a Whole-time Director (so long as he is based outside of India) shall be on the terms and conditions mentioned below. If Mr. S. D. Shibulal is posted to a position in India prior to the completion of his term as a Whole-time Director, the terms and conditions of appointment approved by the Company in the General Meeting held on June 7, 1997 (except Clause 2 (f) in the abstract) would be applicable. No other director except Mr.
S. D. Shibulal may be considered as interested or concerned in this resolution. These terms and conditions are subject to revision if and when Mr. S. D. Shibulal is posted to a position based in India.

ABSTRACT OF THE TERMS OF APPOINTMENT OF MR. S. D. SHIBULAL AS WHOLE-TIME DIRECTOR OF INFOSYS TECHNOLOGIES LIMITED, ISSUED TO THE MEMBERS OF THE COMPANY PURSUANT TO SECTION 302 OF THE COMPANIES ACT 1956:

The term of Mr. S. D. Shibulal as a Whole-time Director of the Company came to an end on January 9, 2002. He has since been reappointed as a Whole-time Director of the Company for a further period of five years. Further, in view of the Company's business requirements, the Board of Directors of the Company, at its meeting held on April 10, 2002, resolved that Mr. S. D. Shibulal will be based in U.S.A, from April 14, 2002. Accordingly, for the period between January 10, 2002 and April 13, 2002, Mr. S. D. Shibulal's reappointment as Whole-time Director shall be on the same terms and conditions as was approved by the Company in the General Meeting held on June 7, 1997 (except Clause 2 (f) below) and effective April 14, 2002, Mr. S. D. Shibulal's reappointment as a Whole-time Director (so long as he is based outside of India) shall be on the terms and conditions mentioned below. These terms and conditions are subject to revision if and when Mr. S. D. Shibulal is posted to a position based in India. If Mr. S.
D. Shibulal is posted to a position in India prior to the completion of his term as a Whole-time Director, the terms and conditions of appointment approved by the Company in the General Meeting held on June 7, 1997 (except Clause 2 (f) below) would be applicable. The reappointment of Mr. S. D. Shibulal and the terms of his reappointment are subject to the approval of the members in General Meeting, pursuant to the provisions of Sections 198, 269, 309, Schedule XIII and other applicable provisions of the Companies Act 1956.

1.   Period of appointment: January 10, 2002 to January 09, 2007.

2.   Details of remuneration:

     (i)  January 10, 2002 to April 13, 2002

       -----------------------------------------------------------------------------------------------------------------------
       [On the same terms and conditions as approved by the
       Company in the General Meeting held on June 7, 1997]     Rs. 70,300 p.m.    In the scale of Rs. 30,000 - Rs. 80,000 p.m.
       -----------------------------------------------------------------------------------------------------------------------

     (ii)  April 14, 2002 to January 09, 2007

      a)  Salary per month:

       ----------------------------------------------------------------------------------------------------------------------------
       April 14, 2002 to January 09, 2007,
       [Only if, Mr. S. D. Shibulal is based outside of India.]    US $ 20,833 p.m.  In the scale of US $ 16,667 - US $ 29,167 p.m.
       ----------------------------------------------------------------------------------------------------------------------------

      b)  Performance Bonus:

          Mr. S. D. Shibulal shall be entitled to performance bonus based on his performance or based on his value addition to the Company, up to a maximum of US $ 80,000 per annum or up to 150% of salary, payable quarterly or at other intervals as may be decided by the Board.

      c)  Company Performance-Linked Incentive:

          Mr. S. D. Shibulal shall be eligible for a Company Performance-Linked Incentive, payable quarterly or at other intervals as may be decided by the Board.

      d)  Perquisites and allowances:

          Mr. S. D. Shibulal shall be covered under the health-care, income protection and retirement plans offered by Infosys to all its US-based employees:




                                      (v)

          (i) Health care benefits: The Company will incur expenditure as per the rules of the Company for insuring Mr. S. D. Shibulal and his dependent family for medical and dental care, vision care, and offers him a life insurance and Accidental Death and Dismemberment (AD&D) insurance.

          (ii) Disability insurance: The Company will incur expenditure as per the rules of the Company, for covering Mr. S. D. Shibulal under the income protection plan that provides short-term and long-term disability insurance in case of any situation that disables him from attending regular duties (and earning full wages) for a continuous period exceeding one week.

          (iii) 401(k) plan: Mr. S. D. Shibulal shall be eligible to participate in this tax-deferred retirement benefit where the Company matches 25% of the employee's contribution per year, up to a maximum amount as per the rules of the Company.

          (iv) Conveyance: Mr. S. D. Shibulal shall be entitled to a fully insured Company leased car and operational expenses thereof to discharge his official responsibilities.

          (v) Telephone: Use of the Company's telephone at residence for official purposes.

     e)   Other benefits:

          (i)     Earned/privilege leave: As per the rules of the Company.

          (ii)    Encashment of leave: As per the rules of the Company.

          The aggregate of the salary, performance bonus, Company performance-linked incentive, perquisites and allowances, and other benefits taken together in respect of payment to Mr. S. D. Shibulal, shall always be subject to the overall ceilings laid down in Sections 198 and 309 of the Companies Act, 1956.

     f)   Minimum remuneration

          Where in any financial year, during the currency of tenure of Mr. S.
          D. Shibulal, the Company incurs a loss or its profits are inadequate, the Company may pay him remuneration by way of salary, performance bonus, perquisites and allowances not exceeding the limits as specified below:

          Mr. S. D. Shibulal   Rs. 12,33,480 p.a.     or      Rs. 1,02,790 p.m.

          and in addition the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

3. Termination: The Agreement may be terminated by either party by giving six months notice, in writing, of such termination. If, at any time, Mr. S. D. Shibulal ceases to be director of the Company for any cause whatsoever, the agreement shall forthwith be terminated.

4. Duties: Mr. S. D. Shibulal shall perform such duties as may from time to time be entrusted to him, subject to the superintendence and control of the Board of Directors.

ITEM 13

Mr. Claude Smadja was co-opted as an Additional Director of the Company with effect from October 25, 2001 pursuant to Section 260 of the Companies Act, 1956. Mr. Claude Smadja holds office of director upto the date of the ensuing Annual General Meeting. The Company has received notice in writing from a member alongwith a deposit of Rs. 500/- proposing the candidature of Mr. Claude Smadja for the office of Director under the provisions of Section 257 of the Companies Act, 1956. None of the directors other than Mr. Claude Smadja is interested in this resolution.

The Board recommends resolutions 1-13 for the approval of the members.

ITEM 14

The investment by Foreign Institutional Investors (FIIs) in the equity of Indian companies was permitted to the extent of 49% of the paid-up equity capital of the concerned Indian companies. The Reserve Bank of India in consultation with the Government of India, has, by way of its circular dated September 20, 2001, raised the limit of such investments upto the sectoral cap or statutory ceiling, applicable, in various industrial sectors as per the present foreign investment policy of the government provided that the approval of the Company's Board of Directors and the General Body is first obtained. Since the sectoral cap prescribed for the software industry is 100% of the paid-up equity capital of individual companies, the resolution at item 14 of the Notice seeks shareholder approval for increases in the permitted FII investment limits upto 100%. The Board considers the increased investment by FIIs to be in the interest of the Company. The Board recommends the resolution for increasing the maximum limit of FII investment in the Company to 100% of the paid-up equity share capital of the Company.

None of the directors are concerned or interested in this resolution.




                                       By order of the Board

Electronics City, Hosur Road,
Bangalore - 561 229, India.            V. Balakrishnan
                                       Company Secretary
April 10, 2002                         and Vice President - Finance




                                      (vi)

ADDITIONAL INFORMATION ON DIRECTORS RECOMMENDED FOR APPOINTMENT OR SEEKING ELECTION AT THE ANNUAL GENERAL MEETING

Following is the biographical data about the directors seeking re-election or recommended for appointment as a director:

    [PHOTOGRAPH OF           N. R. Narayana Murthy has served as Chairman of the
N. R. NARAYANA MURTHY]       Board and Chief Mentor of Infosys since March 31,
                             2002. He has served as the Chairman of the Board and Chief Executive Officer of Infosys since 1981, when he founded the Company with six software professionals. He also served as Managing Director of Infosys until February 1999. While at Infosys, from 1992 to 1994, he served as the President of NASSCOM. Mr. Murthy is a member of the Prime
                             Minister's Council on Trade and Industry (India), the Asian Executive Board at the Wharton Business
                             School and the Board of Councillors at the University of Southern California School of
                             Engineering. He is a member of the Board of Advisors for the William F. Achtmeyer Center for
                             Global Leadership at the Tuck School of Business.
                             Mr. Murthy is the Chairman of Bangalore
                             International Airport Limited and is a director on the Board of Media Lab Asia. He is also a director on the Board of the Reserve Bank of India. Mr.
                             Murthy has won several awards such as Nikkei Asia
                             Award, the Wharton School Dean's Medal, and the
                             2001 Freedom Prize by the Max Schmidheiny
                             Foundation (St. Gallen). He has been named among the "25 most influential global executives" by TIME/CNN. He has also been featured in BusinessWeek's `The Top Entrepreneurs' (1999) and
                             `The Stars of Asia' (for three successive years -
                             1998, 1999 and 2000). Mr. Murthy has a bachelor's degree in Electrical Engineering from the University of Mysore and a master's degree from the Indian Institute of Technology (IIT), Kanpur.


    [PHOTOGRAPH OF           Nandan M. Nilekani is a co-founder of Infosys and
  NANDAN M. NILEKANI]        was appointed as the Chief Executive Officer,
                             President and Managing Director of Infosys in March
                             2002. He has served as a Director since 1981, Head
                             - Marketing and Sales of Infosys since 1987, Head -
                             Banking Business Unit since 1998, and Managing
                             Director, President and Chief Operating Officer since February 2000. From 1981 to 1987, Mr.
                             Nilekani was in the United States managing the marketing and development efforts of Infosys. He is a co-founder of NASSCOM as well as the Bangalore
                             Chapter of The IndUS Entrepreneurs (TiE). Mr.
                             Nilekani serves on the London Business School's
                             Asia Pacific Regional Advisory Board. In addition, he is a member of the Global Advisory Council of The Conference Board, an international research and business membership organization. He is the Co-chairman of the Business Leaders Dialogue of the Initiative for Social Innovation Through Business
                             (ISIB) at The Aspen Institute. He also serves as the Co-chairman of the Advisory Board of the IIT
                             Bombay Heritage Fund. He is the Chairman of the
                             Government of India's IT Task Force for the power sector and the Chairman of the Bangalore Agenda
                             Task Force set up by the Karnataka state government. He is also a member of the Planning
                             Commission's steering committee on communications and information for the formulation of the tenth
                             Five Year Plan. In addition, Mr. Nilekani has served as a member of the subcommittee of the Securities and Exchange Board of India that dealt with issues related to insider trading, and as a member of the Reserve Bank of India's Advisory
                             Group on corporate governance. He received his bachelor's degree in electrical engineering from the Indian Institute of Technology (IIT), Bombay in
                             1978 and received the institute's Distinguished
                             Alumnus Award in 1999. Mr. Nilekani serves on the investors grievance committee of the Company.

    [PHOTOGRAPH OF           Philip Yeo has served as an independent director of
      PHILIP YEO]            the Company since October 1999. He has served as
                             the Co-chairman of the Singapore Economic
                             Development Board since February 2001, and as the Chairman of Singapore's National Science &
                             Technology Board since February 2001. Mr. Yeo graduated in 1970 in Applied Science (Industrial
                             Engineering) from the University of Toronto, Canada under a Colombo Plan Scholarship. He later obtained a Master of Science (Systems Engineering) from the University of Singapore in 1974. In 1976, he obtained a Master in Business Administration from Harvard University, USA, under a Fulbright scholarship. Mr. Yeo joined the Administrative
                             Service in 1970 and served in the Ministry of Defence before assuming his current appointment of Chairman, Economic Development Board in January
                             1986. Mr. Yeo also served as the first Chairman of the National Computer Board from 1981 to 1987. Mr.
                             Yeo was Board Member (from 1980) and Chairman of the Executive Committee of Singapore Technologies
                             Holdings (from 1987 to 1993). Mr. Yeo serves on the investors grievance committee, compensation committee and the nominations committee of the Company.



                                     (vii)

   [PHOTOGRAPH OF            Claude Smadja has served as an Additional Director
   CLAUDE SMADJA]            of the Company since October 25, 2001 and is
                             President of Smadja & Associates: Strategic
                             Advisory, a firm advising global corporations and governments on strategic issues, global trends and their implications on policies. Between January
                             1996 and April 2001, he had been the Managing
                             Director of the World Economic Forum. His portfolio of responsibilities included, among other domains, direct responsibility for the Annual Meeting in Davos, the Forum's activities in Asia and the direct responsibility for the yearly East Asia
                             Economic Summit and the yearly financial services governors meeting, comprising most of the top executives of the major players in this sector.
                             Prior to his position as Managing Director of the World Economic Forum, Claude Smadja had been
                             Director for the News and Current Affairs
                             Department of the Swiss Broadcasting Corporation in
                             Geneva for three years and a Senior Adviser to the World Economic Forum. He had been associated with the World Economic Forum from mid 1987 to January
                             1993 as a Director and Member of the Executive
                             Board, first creating and heading World Link - the Magazine of the World Economic Forum and then creating the Forum's first Regional Economic Summit
                             - The East Asia Economic Summit. He contributes to international publications on major issues on the global agenda and on the trends shaping the macroeconomic and the political environment. He is also on the board of corporations in Switzerland and abroad and is the Chairman of the International
                             Board of Overseers at the Illinois Institute of Technology. Mr. Smadja serves on the nominations committee and the investors grievance committee of the Company.

      [PHOTOGRAPH OF         K. Dinesh is a co-founder of Infosys and has served
       K. DINESH]            as a Director since 1985. He has served as Head -
                             Quality, Productivity and MIS of Infosys since
                             1996. His current portfolio of functions includes
                             Human Resources, Quality, Productivity, Information systems and Communication Design. From 1991 to
                             1996, Mr. Dinesh served in various project management position and was responsible for worldwide software development efforts for Infosys.
                             From 1981 to 1990, he managed projects for Infosys in the United States. Mr. Dinesh received an M.Sc.
                             degree in Mathematics from Bangalore University.
                             Mr. Dinesh serves on the investors grievance committee of the Company.

       [PHOTOGRAPH OF        S. D. Shibulal is a co-founder of Infosys and has
       S.D. SHIBULAL]        served as a Director from 1984 to 1991 and since
                             1997. In his current position as Head of Delivery, he is responsible for customer delivery worldwide.
                             He has served as Head - Manufacturing, Distribution and Year 2000 Business Unit and Head - Internet and
                             Intranet Business Unit of Infosys since 1997. From
                             1991 to 1996, Mr. Shibulal was on sabbatical from Infosys and served as Senior Information Resource
                             Manager at Sun Microsystems Inc. From 1981 to 1991, he worked for Infosys in the United States on projects in the retail and manufacturing industries. Mr. Shibulal is a Director on the Board of OnMobile, USA. Mr. Shibulal received an M.Sc.
                             degree in Physics from the University of Kerala and an MS degree in Computer Science from the Boston
                             University. Mr. Shibulal serves on the investors grievance committee of the Company.

       [PHOTOGRAPH OF        T. V. Mohandas Pai has served as Director of
      T.V. MOHANDAS PAI]     Infosys since May 27, 2000. From 1996 to 2000, he
                             was Senior Vice President, Head - Finance and
                             Administration and Chief Financial Officer of
                             Infosys. From 1994 to 1996, he served as Vice
                             President of Finance at Infosys. From 1988 to 1994,
                             Mr. Pai was Executive Director of Prakash Leasing
                             Ltd. Mr. Pai received his B.Com. from St. Joseph's
                             College of Commerce, Bangalore and an LL.B. from the University Law College, Bangalore. Mr. Pai is a
                             Fellow Member of the Institute of Chartered
                             Accountants of India.

      [PHOTOGRAPH OF         Phaneesh Murthy has served as Director of Infosys
     PHANEESH MURTHY]        since May 27, 2000. From 1996 to 1999 he served as
                             Senior Vice President and Head - Worldwide Sales of
                             Infosys. From 1992 to 1996, Mr. Murthy was a
                             Marketing Manager for Infosys based in the United
                             States. From 1987 to 1992, he worked in sales and marketing for Sonata Software Ltd. Mr. Murthy received a B.Tech. in Mechanical Engineering from IIT Madras and a postgraduate diploma in business administration from IIM Ahmedabad.



                                     (viii)

Attendance record of the directors seeking re-election or recommended for appointment:

                             No. of meetings held    No. of meetings attended
                             --------------------    ------------------------
Mr. Nandan M. Nilekani                  5                     5
Mr. Philip Yeo                          5                     0
Mr. K. Dinesh                           5                     5
Mr. T. V. Mohandas Pai                  5                     5
Mr. Phaneesh Murthy                     5                     5
Mr. Claude Smadja                       1*                    1*

----------

*    Indicates the board meetings held after appointment as a director.


Summary of directorships and board committee memberships of each director of the Company as of March 31, 2002:



                                     Directorships held as on March 31, 2002
                                     --------------------------------------      Committee            Chairmanship in
                                           India           All companies       membership in         committees in which
Name                                 listed companies*   around the world**    all companies***      they are members***
----                                 -----------------   ------------------    ----------------      -------------------
N. R. Narayana Murthy                         1                   3                  0                       0
Nandan M. Nilekani                            0                   1                  1                       0
S. Gopalakrishnan                             0                   1                  0                       0
Deepak M. Satwalekar                         11                  13                  8                       2
Prof. Marti G. Subrahmanyam                   1                   7                  4                       3
Philip Yeo                                    0                  18                  5                       1
Prof. Jitendra Vir Singh                      0                   1                  2                       0
Dr. Omkar Goswami                             2                   3                  4                       1
Sen. Larry Pressler                           0                   3                  2                       0
Rama Bijapurkar                               3                   6                  4                       1
Claude Smadja                                 0                   3                  3                       2
K. Dinesh                                     0                   1                  1                       0
S. D. Shibulal                                0                   2                  1                       0
T. V. Mohandas Pai                            0                   1                  0                       0
Phaneesh Murthy                               0                   1                  0                       0
Srinath Batni                                 0                   1                  0                       0


----------

*    excluding Infosys

**   directorship in all companies around the world including Infosys.

*** includes audit committee, compensation (remuneration) committee, nominations committee and investors grievance committee